 Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion together with the unaudited condensed consolidated financial statements, related notes and other financial information included elsewhere in this Report on Form 6-K. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019. These risks could cause our actual results to differ materially from any future performance suggested below.

Unless the context otherwise requires, all references to “Akari,” “we,” “us,” “our,” the “Company” and similar designations refer to Akari Therapeutics, PLC and its subsidiaries.

Overview

We are a clinical-stage biopharmaceutical company focused on developing treatments for autoinflammatory diseases involving the complement (C5) and leukotriene (LTB4) pathways. The Company’s activities since inception have consisted of performing research and development activities and raising capital. Each of these pathways has scientifically well-supported causative roles in the diseases we are targeting. We believe that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases.

Our lead product candidate, nomacopan (formerly known as Coversin), is a recombinant small protein derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, which modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response. Nomacopan is a second-generation complement inhibitor which acts on complement component-C5, preventing release of C5a and formation of C5b–9 (also known as the membrane attack complex, or MAC), and independently and specifically also inhibits leukotriene B4, or LTB4, activity, both elements that are co-located as part of the immune/inflammatory response. The importance of nomacopan’s dual inhibitory action is therefore twofold. First, it can prevent inflammatory and prothrombotic activities of two key pathways, and second, the pathways can be independently activated. Additionally, nomacopan’s bio-physical properties allow it to be potentially used in a variety of formulations, including subcutaneous, intravenous, topical or inhaled routes of administration.

Our clinical targets for nomacopan are orphan inflammatory diseases where the inhibition of both C5 and LTB4 are implicated, including bullous pemphigoid, or BP, atopic keratoconjunctivitis, or AKC, and thrombotic microangiopathy bone marrow transplant, or TMA-HSCT as well as COVID-19 pneumonia and related COVID diseases.

In February 2020, we entered into securities purchase agreements with certain accredited and institutional investors, led by some of our existing investors, including Dr. Ray Prudo, our Chairman, providing for the issuance of an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million. We also entered into a letter agreement with Paulson Investment Company, LLC, or the Placement Agent, to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the investors and the Placement Agent unregistered warrants to purchase 2,810,136 ADSs at $2.20 per ADS and 449,623 ADSs at $2.55 per ADS, respectively. See “Liquidity and Capital Resources – February 2020 Private Placements”.

In June 2020, we entered into a Purchase Agreement with Aspire Capital, or 2020 Purchase Agreement, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of our ADSs during a 30-month period beginning on the effective date of a registration statement related to the transaction. Concurrently with entering into the 2020 Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital, in which we agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act of 1933, as amended, or the Securities Act, the sale of our securities that have been and may be issued to Aspire Capital under the 2020 Purchase Agreement. See “Liquidity and Capital Resources – Aspire Capital Financing Arrangements”.

Impact of Coronavirus Outbreak

The global outbreak of COVID-19, also known as coronavirus, and public health epidemics can adversely impact our business as a result of disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials. Moreover, as a result of coronavirus, there is a general unease of conducting unnecessary activities in medical centers. As a consequence, our ongoing trials have been halted or disrupted. It is too early to assess the full impact of the coronavirus outbreak on trials for nomacopan, but coronavirus may affect our ability to complete recruitment in our original timeframe. For example, we have halted our Phase I/II clinical trial in patients with AKC and we expect that recruitment in our Phase III clinical trial in pediatric patients with HSCT-TMA is delayed until the fourth quarter of 2020. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally could adversely impact our operations and workforce, including our research and clinical trials and our ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates, and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

Critical Accounting Policies and Use of Estimates

The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles, or U.S. GAAP, requires management to make estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Share-Based Compensation and Fair Value of Ordinary Shares

We account for awards of equity instruments issued to employees and directors under the fair value method of accounting and recognize such amounts in our unaudited Condensed Consolidated Statements of Comprehensive Income (Loss). We measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in general administrative and research and development expenses in our Consolidated Statements of Comprehensive Income (Loss) using the straight-line method over the service period over which we expect the awards to vest.

We estimate the fair value of all time-vested options as of the date of grant using the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility, which we calculate based on the historical volatility of peer companies. We use a risk-free interest rate, based on U.S. Treasury instruments in effect at the time of the grant, for the period comparable to the expected term of the option. Given our limited history with share option grants and exercises, we use the “simplified” method in estimating the expected term, the period of time that options granted are expected to be outstanding, for our grants.

We classify our stock-based payments as either liability-classified awards or as equity-classified awards. We remeasure liability-classified awards to fair value at each balance sheet date until the award is settled. We measure equity-classified awards at their grant date fair value and do not subsequently remeasure them. We have classified our share-based payments which are settled in our ordinary shares as equity-classified awards and our share-based payments that are settled in cash as liability-classified awards. Compensation costs related to equity-classified awards generally are equal to the grant date fair value of the award amortized over the vesting period of the award. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. We charge (or credit) the change in the liability amount from one balance sheet date to another to changes in fair value of options and warrants liabilities.

RPC Options

In connection with a short-term working capital loan from certain shareholders of approximately $3 million, such shareholders were granted options in RPC Pharma Limited (“RPC”), equivalent to 15% of the current outstanding equity issued by RPC. The RPC options were accounted for in accordance with ASC 718, “Compensation-Stock Compensation”. The fair value of RPC options is estimated using the fair value of Akari ordinary shares times RPC’s ownership in Akari ordinary shares times 15% and was initially valued at approximately $26 million. These RPC options do not relate to the share capital of Akari. At September 30, 2020, the fair value of the options was $2,090,001. The change in fair value of the options for the three and nine months ended September 30, 2020 was a decrease of $528,506 and $12,011, respectively, and was recognized as a change in fair value of options and warrants liabilities in the unaudited Condensed Consolidated Statement of Comprehensive Income (Loss).

Warrants issued in connection with our July 2019 Registered Direct Offering

In connection with the sale of the ADSs in the July 2019 Registered Direct Offering, we issued to investors unregistered warrants to purchase an aggregate of 1,184,213 ADSs in a private placement, or the 2019 Investor Warrants. The 2019 Investor Warrants are immediately exercisable at an exercise price of $3.00 per ADS, subject to adjustment as set forth therein and will expire five years from issuance. We also issued unregistered warrants to the Placement Agent to purchase an aggregate of 177,629 ADSs, or the 2019 Placement Agent Warrants, on the same terms as the 2019 Investor Warrants, except that the 2019 Placement Agent Warrants are exercisable at $2.85 per ADS. The total amount of warrants issued in connection with this registered direct offering amounted to warrants to purchase an aggregate of 1,361,842 ADSs, all of which were outstanding as of September 30, 2020. The 2019 Investor Warrants and the 2019 Placement Agent Warrants, or, together, the 2019 Warrants, were recorded as liability-classified awards and accounted for in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. In accordance with ASC 820, we measured the 2019 Warrants at grant date fair value. The total grant date fair value of the 2019 Warrants was $1,213,816. At September 30, 2020, the fair value of the 2019 Warrants was $972,236. The change in fair value of the 2019 Warrants in the three months ended September 30, 2020 was a decrease of $303,158 and for the nine months ended September 30, 2020 was a decrease of $42,632 and was recognized as a change in fair value of options and warrants liabilities in the unaudited Condensed Consolidated Statement of Comprehensive Income (Loss).

Warrants issued in connection with the February 2020 Private Placements

In connection with the sale of the ADSs in the February 2020 Private Placements, we issued to investors unregistered warrants to purchase an aggregate of 2,810,136 ADSs in a private placement, or the February 2020 Investor Warrants. The warrants are immediately exercisable at an exercise price of $2.20 per ADS, subject to adjustment as set forth therein and will expire five years from issuance. We also issued unregistered warrants to the Placement Agent to purchase an aggregate of 449,623 ADSs, or February 2020 Placement Agent Warrants, on the same terms as the February 2020 Investor Warrants, except that the February 2020 Placement Agent Warrants are exercisable at $2.55 per ADS. The total amount of warrants issued in connection with this private placement amounted to warrants to purchase an aggregate of 3,259,759 ADSs. 3,247,259 of these warrants were outstanding as of September 30, 2020. The February 2020 Investor Warrants and the February 2020 Placement Agent Warrants, or, together, the February 2020 Warrants were recorded as liability-classified awards and accounted for in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. In accordance with ASC 820, we measured the February 2020 Warrants at grant date fair value. The total grant date fair value of the February 2020 Warrants was $2,749,369. During the three months ended September 30, 2020, 1,250,000 of the February 2020 Warrants were exercised at an exercise price of $0.022 per warrant (equivalent to $2.20 per ADS) issuing 1,250,000 ordinary shares or 12,500 ADSs for gross proceeds of $27,500. At September 30, 2020, the fair value of the outstanding February 2020 Warrants was $2,386,758. The change in fair value of the outstanding February 2020 Warrants in the three months ended September 30, 2020 was a decrease of $700,363 and for the nine months ended September 30, 2020 was a decrease of $362,612 and was recognized as a change in fair value of options and warrants liabilities in the unaudited Condensed Consolidated Statement of Comprehensive Income (Loss).

Commitment Shares issued in connection with the 2020 Purchase Agreement

In consideration for entering into the 2020 Purchase Agreement, we agreed to issue to Aspire Capital 40,760,900 ordinary shares of the Company (the “2020 Commitment Shares”) which had a fair value of approximately $900,000. Since we have determined that the 2020 Purchase Agreement includes a freestanding put option that meets the criteria of a derivative in accordance with ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, we recorded the fair value of the 2020 Commitment Shares in General and administrative expenses in the unaudited Condensed Consolidated Statements of Comprehensive Income (Loss).

Functional Currency

The functional currency of Akari is U.S. dollars, as that is the primary economic environment in which the Company operates as well as the currency in which it has been financed.

Our reporting currency is U.S. Dollars. We translated our non-U.S. operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive (loss) income. Gains or losses from foreign currency transactions and the remeasurement of intercompany balances are included in foreign currency exchange gains (losses).

Results of Operations

For the Three Months Ended September 30, 2020 and September 30, 2019

Research and development (income) expenses

Research and development income for the three months ended September 30, 2020 was approximately $1,593,000 compared to expenses of approximately $1,763,000 for the three months ended September 30, 2019. This decrease of 190% or $3,356,000 in expenses was primarily due to lower clinical expenses of approximately $1,318,000 due to completion of certain clinical trials and lower drug manufacturing costs of approximately $894,000 due to timing of contracted work, the bulk of which is expected to commence in the fourth quarter of 2020. In addition, we received R&D tax credits in the three months ended September 30, 2020 which were approximately $469,000 higher than the R&D tax credits received in the three months ended September 30, 2019.

Due to the coronavirus outbreak, our ongoing trials have been halted or disrupted. As a result, we expect our clinical expenses to decrease in the short term. However, we expect our clinical expenses including other research development expenses to increase in the future as we plan to conduct additional clinical trials to support the development of nomacopan, and advance other product candidates into pre-clinical and clinical development.

General and administrative expenses

General and administrative expenses for the three months ended September 30, 2020 were approximately $1,839,000 compared to approximately $1,354,000 for the three months ended September 30, 2019. This increase of 36% or $485,000 was primarily due to higher expenses for legal fees of approximately $225,000 and insurance of $190,000.

We expect our general and administrative expenses to increase due to increased legal, accounting and professional fees associated with being a publicly reporting company in the United States.

Other income (expenses)

Other expense for the three months ended September 30, 2020 was approximately $1,689,000 compared to other income of approximately $552,000 for the three months ended September 30, 2019. This $1,137,000 decrease was primarily attributed to approximately $1,017,000 of gain related to the fair value of the options and warrants liabilities in the third quarter of 2020 compared to the same period in 2019.

For the Nine Months Ended September 30, 2020 and September 30, 2019

Research and development expenses

Research and development expenses for the nine months ended September 30, 2020 were approximately $4,160,000 compared to expenses of approximately $3,038,000 for the nine months ended September 30, 2019. This increase of 37% or $1,122,000 in expenses was primarily due to the R&D tax credit received in 2020 which was approximately $4,404,000 lower than the two R&D tax credits received in 2019. Research and development expenses for the nine months ended September 30, 2020 were lower than in 2019 by approximately $3,282,000 due to completion of certain clinical trials in 2020 and timing of contracted drug manufacturing work, the bulk of which is expected to commence in the fourth quarter of 2020.

Due to the coronavirus outbreak, our ongoing trials have been halted or disrupted. As a result, our clinical expenses decreased. However, we expect our clinical expenses including other research development expenses to increase in the future as we will initiate additional clinical trials to support the development of nomacopan, and advance other product candidates into pre-clinical and clinical development.

General and administrative expenses

General and administrative expenses for the nine months ended September 30, 2020 were approximately $6,925,000 compared to approximately $6,099,000 for the nine months ended September 30, 2019. This increase of 14% or approximately $826,000 was primarily due to a one-time non-cash financing expenses of approximately $900,000 related to the 2020 Purchase Agreement with Aspire Capital.

We expect our general and administrative expenses to increase due to increased legal, accounting and professional fees associated with being a publicly reporting company in the United States.

Other income (expenses)

Other income for the nine months ended September 30, 2020 was approximately $826,000 compared to expense of approximately $91,000 for the nine months ended September 30, 2019. This $917,000 increase was primarily attributed to approximately $422,000 of gain related to the fair value of the options and warrants liabilities and foreign exchange gains of approximately $490,000 in the third quarter of 2020 compared to the same period in 2019.

Liquidity and Capital Resources

At September 30, 2020, we had $12,317,798 in cash and an accumulated deficit in the amount of $154,169,195. Since inception, we have funded our operations primarily through the sale of equity securities and debt financing.

In September 2018, we entered into a Purchase Agreement with Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of our ADSs beginning on the effective date of a registration statement related to the transaction. To date, we have sold to Aspire Capital a total of $19,628,379 of ordinary shares and $371,621 of the original purchase commitment remains available for draw down under the Purchase Agreement. See “Aspire Capital Financing Arrangements – 2018 Purchase Agreement” below.

In July 2019, we sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, our Chairman, an aggregate of 2,368,392 ADSs in the Registered Direct Offering resulting in gross proceeds of approximately $4.5 million. We also entered into a letter agreement with the Placement Agent to serve as our placement agent in connection with this offering. In connection with the sale of the ADSs in this Registered Direct Offering, we issued unregistered warrants to investors and the Placement Agent to purchase an aggregate of 1,361,842 ADSs in a private placement at $3.00 per ADS and $2.85 per ADS respectively. As of the date of the issuance of this Report on Form 6-K, all 1,361,842 of such warrants were outstanding. See “Liquidity and Capital Resources – July 2019 Registered Direct Offering” below.

In February 2020, we entered into securities purchase agreements with certain accredited and institutional investors, led by some of our existing investors, including our Chairman Dr. Ray Prudo, providing for the issuance of an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million. We also entered into a letter agreement with the Placement Agent to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the investors and the Placement Agent unregistered warrants to purchase 2,810,136 ADSs at $2.20 per ADS and 449,623 ADSs at $2.55 per ADS, respectively. As of the date of the issuance of this Report on Form 6-K, 3,247,259 of such warrants were outstanding. See “Liquidity and Capital Resources – February 2020 Private Placements” below.

In June 2020, we entered into a Purchase Agreement with Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of our ADSs beginning on the effective date of a registration statement related to the transaction. To date, we have sold to Aspire Capital a total of approximately $6 million of ordinary shares and $24 million of the original purchase commitment remains available for draw down under the Purchase Agreement. See “Aspire Capital Financing Arrangements – 2020 Purchase Agreements” below.

We believe our current capital resources are sufficient to support our operations through May 2021 without giving effect to the sale of additional shares to Aspire Capital under the Purchase Agreements.

We are subject to a number of risks similar to those of clinical stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with clinical trials of products, dependence on third-party collaborators for research operations, need for regulatory approval of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies. We are closely monitoring ongoing developments in connection with the coronavirus pandemic, which has resulted in the halting of and disruptions to our ongoing clinical trials and may negatively impact our ability to raise capital. To fully execute our business plan, we will need, among other things, to complete our research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future.

For the nine months ended September 30, 2020, we reported a net loss of $10,259,757 and we expect to continue to incur substantial losses over the next several years during our development phase. To fund our capital needs, we plan to raise additional funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution.

These additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Specifically, the COVID-19 pandemic has disrupted global financial markets, and may limit our ability to access capital, which could in the future negatively affect our liquidity. Therefore, there can be no assurance that we will be successful in obtaining an adequate level of financing needed for our research and development efforts and clinical and regulatory activities, which may take several years and will require significant operating and capital expenditures in the foreseeable future. If we are unable to raise sufficient capital resources, we will not be able to continue the development of all of our products, or may be required to delay part of our development programs and significantly reduce our activities in order to maintain our operations. These matters raise substantial doubt about our ability to continue as a going concern. Our independent registered public accounting firm, in its report on our audited financial statements for the year ended December 31, 2019 expressed substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if we were unable to continue as a going concern.

Aspire Capital Financing Arrangements

2018 Purchase Agreement

On September 26, 2018, we entered into a Purchase Agreement with Aspire Capital (“2018 Purchase Agreement”) which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of our ADSs, during a 30-month period beginning March 4, 2019, the effective date of a registration statement related to the transaction. Concurrently with entering into the 2018 Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital, or the Registration Rights Agreements in which we agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act, the sale of our securities that have been and may be issued to Aspire Capital under the 2018 Purchase Agreement. Subsequently on October 9, 2018, we filed the registration statement on Form F-1 to register the resale of such securities and such registration statement was declared effective on March 4, 2019.

Under the 2018 Purchase Agreement, after the SEC has declared effective the registration statement referred to above, on any trading day selected by us, we have the right, in our sole discretion, to present Aspire Capital with a purchase notice, each, a Purchase Notice, directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $20.0 million of our ADSs in the aggregate at a per share price, or the Purchase Price, equal to the lesser of:

•	the lowest sale price of our ADSs on the purchase date; or
•	the arithmetic average of the three (3) lowest closing sale prices for the ADSs during the ten (10) consecutive business days ending on the business day immediately preceding such Purchase Date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

In addition, on any date on which we submit a Purchase Notice to Aspire Capital in an amount of 150,000 ADSs, the Company also has the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice, each, a VWAP Purchase Notice, directing Aspire Capital to purchase an amount of ADSs equal to up to 30% of the aggregate shares of our ADSs traded on our principal market on the next trading day, or the VWAP Purchase Date, subject to a maximum number of 250,000 ADSs. The purchase price per share pursuant to such VWAP Purchase Notice is generally 97% of the volume-weighted average price for our ADSs traded on our principal market on the VWAP Purchase Date.

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the period(s) used to compute the Purchase Price. We may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the 2018 Purchase Agreement, so long as the most recent purchase has been completed.

The 2018 Purchase Agreement provides that we and Aspire Capital shall not effect any sales under the 2018 Purchase Agreement on any purchase date where the closing sale price of our ADSs is less than $0.25. There are no trading volume requirements or restrictions under the 2018 Purchase Agreement, and we will control the timing and amount of sales of our ADSs to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as directed by us in accordance with the 2018 Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the 2018 Purchase Agreement. In consideration for entering into the 2018 Purchase Agreement, concurrently with the execution of the 2018 Purchase Agreement, we issued to Aspire Capital 30,000,000 ordinary shares of us, the Commitment Shares, and sold to Aspire Capital 25,000,000 ordinary shares, or the Initial Shares, for $0.02 per share (equivalent to $2.00 per ADS). The 2018 Purchase Agreement may be terminated by us at any time, at our discretion, without any cost to us. Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of our securities during any time prior to the termination of the 2018 Purchase Agreement. Any proceeds we receive under the 2018 Purchase Agreement are expected to be used for working capital and general corporate purposes.

In addition to the 30,000,000 Commitment Shares and the 25,000,000 Initial Shares sold to Aspire Capital in September 2018 for gross proceeds of $500,000, and the 428,333,300 ordinary shares we sold to Aspire Capital in 2019, we sold 536,666,700 ordinary shares to Aspire Capital under the 2018 Purchase Agreement during the nine months ended September 30, 2020 for gross proceeds of $10,360,254. To date, we have sold to Aspire Capital a total of $19,628,379 of ordinary shares and $371,621 remains available for draw down under the 2018 Purchase Agreement.

 2020 Purchase Agreement

On June 30, 2020, we entered into a second Purchase Agreement with Aspire Capital (“2020 Purchase Agreement”) which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of our ADSs, during a 30-month period beginning July 27, 2020 on the effective date of a registration statement related to the transaction. Concurrently with entering into the 2020 Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital, or the Registration Rights Agreements in which we agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act, the sale of our securities that have been and may be issued to Aspire Capital under the 2020 Purchase Agreement. Subsequently on September 30, 2020, we filed the registration statement on Form F-1 to register the resale of such securities and such registration statement was declared effective on July 27, 2020.

Under the 2020 Purchase Agreement, after the SEC has declared effective the registration statement referred to above, on any trading day selected by us, we have the right, in our sole discretion, to present Aspire Capital with a purchase notice, each, a Purchase Notice, directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $30.0 million of our ADSs in the aggregate at a per share price, or the Purchase Price, equal to the lesser of:

•	the lowest sale price of our ADSs on the purchase date; or
•	the arithmetic average of the three (3) lowest closing sale prices for the ADSs during the ten (10) consecutive business days ending on the business day immediately preceding such Purchase Date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

In addition, on any date on which we submit a Purchase Notice to Aspire Capital in an amount of 150,000 ADSs, the Company also has the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice, each, a VWAP Purchase Notice, directing Aspire Capital to purchase an amount of ADSs equal to up to 30% of the aggregate shares of our ADSs traded on our principal market on the next trading day, or the VWAP Purchase Date, subject to a maximum number of 250,000 ADSs. The purchase price per share pursuant to such VWAP Purchase Notice is generally 97% of the volume-weighted average price for our ADSs traded on our principal market on the VWAP Purchase Date.

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the period(s) used to compute the Purchase Price. We may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the 2020 Purchase Agreement, so long as the most recent purchase has been completed.

The 2020 Purchase Agreement provides that we and Aspire Capital shall not effect any sales under the 2020 Purchase Agreement on any purchase date where the closing sale price of our ADSs is less than $0.25. Additionally, governing law in the United Kingdom, where the Company is incorporated, requires a minimum payment per ADS to be issued pursuant to a purchase notice equal to the nominal value of an ADS (i.e., £1). There are no trading volume requirements or restrictions under the 2020 Purchase Agreement, and the Company will control the timing and amount of sales of the Company’s ADSs to Aspire Capital. Aspire Capital has no right to require any sales by the Company, but is obligated to make purchases from the Company as directed by the Company in accordance with the 2020 Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the 2020 Purchase Agreement. In accordance with ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, since the ultimate floor price which is effectively the nominal value of the ADS which is denominated in GBP, the number of shares issuable under the contract is impacted by foreign currency, therefore ASC 815-40-15-7I precludes the 2020 Purchase Agreement from being indexed to the Company’s own stock. The Company determined that the right to sell shares to Aspire Capital under the 2020 Purchase Agreement represents a freestanding put option that meets the criteria of a derivative pursuant to ASC 815, Derivatives and Hedging. Since the purchase price per share pursuant to the 2020 Purchase Agreement is at the market, the Company concluded that the put option has a fair value of zero, and therefore no additional accounting related to the put option was required.

In consideration for entering into the 2020 Purchase Agreement, the Company agreed to issue to Aspire Capital 40,760,900 ordinary shares of the Company (the “2020 Commitment Shares”), which had a fair value of approximately $900,000. Because the Company has determined that the 2020 Purchase Agreement is considered a freestanding put option derivative, the Company recorded the value of the 2020 Commitment Shares in the nine months ended September 30, 2020 in General and administrative expenses in the Condensed Consolidated Statements of Comprehensive Income (Loss). The 2020 Purchase Agreement may be terminated by us at any time, at our discretion, without any cost to us. Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of our securities during any time prior to the termination of the 2020 Purchase Agreement. Any proceeds we receive under the 2020 Purchase Agreement are expected to be used for working capital and general corporate purposes.

To date, we have sold to Aspire Capital a total of approximately $6 million of ordinary shares and $24 million of the original purchase commitment remains available for draw down under the Purchase Agreement.

July 2019 Registered Direct Offering

On July 3, 2019, we sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, our Chairman, an aggregate 2,368,392 ADSs in a registered direct offering at $1.90 per ADS, resulting in gross proceeds of approximately $4.5 million. In addition, we issued to the investors unregistered warrants (the 2019 Investor Warrants) to purchase an aggregate of 1,184,213 ADSs in a private placement. The warrants are immediately exercisable and will expire five years from issuance at an exercise price of $3.00 per ADS, subject to adjustment as set forth therein. We also issued unregistered warrants to the Placement Agent (the 2019 Placement Agent Warrants) to purchase an aggregate of 177,629 ADS on the same terms as the 2019 Investor Warrants, except that the 2019 Placement Agent Warrants are exercisable at $2.85 per ADS and expire on June 28, 2024. Both the 2019 Investor Warrants and the 2019 Placement Agent Warrants (together the “2019 Paulson Warrants”) may be exercised on a cashless basis if nine months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to us equal to the nominal value of an ADS (i.e., £1) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of warrants issued in connection with this registered direct offering amounted to warrants to purchase 1,361,842 ADSs. As of the date of the issuance of this Report on Form 6-K, all 1,361,842 of such warrants were outstanding.

February 2020 Private Placements

On February 13, 2020, February 19, 2020, February 20, 2020 and February 28, 2020, we entered into securities purchase agreements with certain accredited and institutional investors, led by some of our existing investors, including Dr. Ray Prudo, our Chairman, providing for the issuance of an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million. In addition, we issued to the investors unregistered warrants (the February 2020 Investor Warrants) to purchase an aggregate of 2,810,136 ADSs in a private placement. The February 2020 Investor Warrants are immediately exercisable and will expire five years from issuance at an exercise price of $2.20 per ADS, subject to adjustment as set forth therein. We also issued unregistered warrants to the Placement Agent (the February 2020 Placement Agent Warrants) to purchase an aggregate of 449,623 ADS on the same terms as the February 2020 Investor Warrants, except that the February 2020 Placement Agent Warrants are exercisable at $2.55 per ADS. Both the February 2020 Investor Warrants and the February 2020 Placement Agent Warrants may be exercised on a cashless basis if nine months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to us equal to the nominal value of an ADS (i.e., £1) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of warrants issued in connection with this registered direct offering amounted to warrants to purchase 3,259,759 ADSs. As of the date of the issuance of this Report on Form 6-K, 3,247,259 of such warrants were outstanding.

Cash Flows

Net cash used in operating activities was approximately $12,717,000 during the nine months ended September 30, 2020 compared to $9,454,000 during the nine months ended September 30, 2019. Net cash flow used in operating activities was primarily attributed to our ongoing research activities to develop nomacopan, including manufacturing, clinical trial and preclinical activities as well as to our general and administrative activities. During the nine months ended September 30, 2019, we received research and development tax credits in the amount of approximately $3,372,000 compared to research and development tax credits of approximately $7,776,000 during the nine months ended September 30, 2019. Additionally, during the nine months ended September 30, 2020, we made higher upfront payments for insurance premiums of $908,000 during the first nine months ended September 30, 2020.

There were no investing activities during the nine months ended September 30, 2020 and September 30, 2019.

Net cash provided by financing activities, after related expenses, was approximately $19,081,000 during the nine months ended September 30, 2020. This was from net proceeds from our February 2020 Private Placements in the approximate amount of $8,711,000, issuance of shares to Aspire Capital under the Purchase Agreement in the approximate amount of $10,343,000 and exercise of warrants issued in our February 2020 Private Placements resulting in proceeds of approximately $27,000 during the nine months ended September 30, 2020.

Net cash provided by financing activities, after related expenses, was approximately $9,872,000 during the nine months ended September 30, 2019. This was from proceeds from issuance of shares to Aspire Capital under the 2019 Purchase Agreement in the approximate net amount of $6,072,000 as well as to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, our Chairman, in a registered direct offering in the approximate net amount of $3,800,000.

Research and Development Expenditures, Patents and Licenses

Our research and development (income) expenses were approximately ($1,593,000), $4,160,000, $1,763,000 and $3,038,000 for the three and nine months ended September 30, 2020 and 2019, respectively. Most of such research and development expenditures were in the form of payments to third parties and consultants to carry out our manufacturing, pre-clinical and clinical research activities.

We incurred the following research and development (income) expenses for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Nine Months Ended September 30,
	(in $000’s)		(in $000’s)
	2020	2019	2020	2019
Direct Expenses:
Nomacopan	$512	$1,406	$1,879	$2,624
Clinical trials	553	1,872	3,053	4,465
Other	129	527	545	1,019
Total direct expenses	1,194	3,805	5,477	8,108
Indirect Expenses:
Staffing	485	647	1,628	1,845
Other indirect	100	214	427	859
Total indirect expenses	585	861	2,055	2,704
Tax credits	(3,372)	(2,903)	(3,372)	(7,776)
Total Research and Development	$(1,593)	$1,763	$4,160	$3,038

Trend Information

We are a clinical-stage drug development company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition.

Off-balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

Contractual Obligations

We do not have any significant contractual obligations as of September 30, 2020.

We lease office space in London, UK and New York, NY on a short-term basis.